100 N. 18th Street Suite 300 Philadelphia, PA 19103 t 202.778.6400 f 202.778.6460 www.schiffhardin.com
Cavas S. Pavri 202.724.6847 cpavri@schiffhardin.com

November 21, 2018
BY EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Russell Mancuso
Re:    Soliton, Inc.
Offering Statement on Form 1-A
File No. 024-10854
Dear Mr. Mancuso:
This letter is being submitted on behalf of Soliton, Inc. (“Soliton” or the “Company”) in response to a verbal comment communicated by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Offering Statement on Form 1-A (the “Offering Statement”).
The Company has filed an amendment to the Offering Statement to include as a new exhibit the Company’s current certificate of incorporation. We hereby confirm with the Staff the following:
(i) as disclosed in the Offering Statement all shares of preferred stock authorized and outstanding in the current certificate of incorporation will be converted in common stock immediately prior to the closing of the offering; and
(ii) that the current certificate of incorporation will be replaced by the form of certificate of incorporation previously filed as Exhibit 2.1 to the Offering Statement at the time of the initial closing of the offering, and, as such, public investors will not be subject to the current certificate of incorporation.
Finally, with respect to the legal opinion previously submitted as an exhibit to the Offering Statement, we hereby confirm that such opinion is not subject to the filing of the new certificate of incorporation.
*   *   *
Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

100 N. 18th Street Suite 300 Philadelphia, PA 19103 t 202.778.6400 f 202.778.6460 www.schiffhardin.com
Cavas S. Pavri 202.724.6847 cpavri@schiffhardin.com

Sincerely,
SCHIFF HARDIN LLP

/s/ Cavas Pavri

By: Cavas Pavri

cc:	Chris Capelli, Chief Executive Officer
Lori Bisson, Chief Financial Officer